Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Northwest Bancshares, Inc.

We consent to the use of our reports dated March 1, 2011 with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of Northwest Bancshares, Inc. and subsidiaries, incorporated by reference herein.  Our report on the consolidated financial statements refers to a change in the method of accounting for other-than-temporary impairment for debt securities in 2009, due to the adoption of FASB Staff Position No. 115-2 and 124-2, “Recognition and Presentation of Other-than-Temporary Impairments,” codified within FASB ASC Subtopic 320-10.

/s/ KPMG LLP

Pittsburgh, PA
November 18, 2011